# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SEVEN HILLS REALTY TRUST, CIK 0001452477
CUSIP: 81784E101
Title of class of securities: Common Shares of Beneficial Interest, $0.001 Par Value
Address of issuer's principal executive offices: Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts (MA), 02458
Date of event which requires filing of this statement: 10/30/2025
Filed by CIK 0001716421
Persons authorized to receive notices and communications: Adam D. Portnoy, Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts (MA), 02458, (617) 219-1440

## Reporting persons
- Tremont Realty Capital LLC (CIK 0001716421): type of reporting person: investment adviser (IA); citizenship or place of organization: Maryland (MD); source of funds: working capital (WC); sole voting power 0; shared voting power 1,708,058; sole dispositive power 0; shared dispositive power 1,708,058; aggregate amount beneficially owned 1,708,058 (11.3% of the class)
  Comment: The percentages of beneficial ownership reported in this Schedule 13D are based on approximately 15,065,722 common shares of beneficial interest of the Issuer outstanding as of October 30, 2025.
- The RMR Group LLC (CIK 0001613503): type of reporting person: other (OO); citizenship or place of organization: Maryland (MD); source of funds: other (OO); sole voting power 0; shared voting power 1,708,058; sole dispositive power 0; shared dispositive power 1,708,058; aggregate amount beneficially owned 1,708,058 (11.3% of the class)
- The RMR Group Inc. (CIK 0001644378): type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Maryland (MD); source of funds: other (OO); sole voting power 0; shared voting power 1,708,058; sole dispositive power 0; shared dispositive power 1,708,058; aggregate amount beneficially owned 1,708,058 (11.3% of the class)
- ABP Trust (CIK 0001613450): type of reporting person: other (OO); citizenship or place of organization: Maryland (MD); source of funds: other (OO); sole voting power 0; shared voting power 1,824,590; sole dispositive power 0; shared dispositive power 1,824,590; aggregate amount beneficially owned 1,824,590 (12.1% of the class)
- Adam D. Portnoy (CIK 0001273871): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 219,340; shared voting power 1,824,590; sole dispositive power 219,340; shared dispositive power 1,824,590; aggregate amount beneficially owned 2,043,930 (13.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares of Beneficial Interest, $0.001 Par Value
Name of issuer: SEVEN HILLS REALTY TRUST
Address of issuer's principal executive offices: Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts (MA), 02458
Comment: This Amendment No. 2 amends the Schedule 13D filed jointly by Tremont Realty Capital LLC (f/k/a Tremont Realty Advisors LLC), a Maryland limited liability company ("TRC"), The RMR Group LLC, a Maryland limited liability company and the sole member of TRC ("RMR LLC"), The RMR Group Inc., a Maryland corporation and the managing member of RMR LLC ("RMR INC"), ABP Trust, a Maryland statutory trust and the controlling shareholder of RMR INC, and Adam D. Portnoy (individually, a "Reporting Person," and together, the "Reporting Persons") on October 4, 2021 (the "Original Schedule 13D"), as amended by Amendment No. 1 filed by the Reporting Persons on May 11, 2022 ("Amendment No. 1"), with respect to common shares of beneficial interest, par value $0.001 per share (the "Common Shares"), of Seven Hills Realty Trust, a Maryland real estate investment trust (the "Issuer"). The Original Schedule 13D, Amendment No. 1 and Amendment No. 2 are collectively referred to herein as the "Schedule 13D." Except as amended herein, the Schedule 13D is unchanged.

## Item 2. Identity and Background
Name of person filing:
"Item 2. Identity and Background" of the Schedule 13D is hereby amended and restated as follows:

The persons filing this statement are the Reporting Persons.
Residence or business address: Two Newton Place, 255 Washington Street, Suite 300, Newton, MA 02458
Present principal occupation or employment:
TRC's principal business is advising mortgage real estate investment trusts that invest in commercial real estate debt, including the Issuer. RMR LLC's principal business is providing management services. RMR LLC owns all of the outstanding membership interest of TRC and is the sole member of TRC. RMR INC's principal business is holding membership interests in RMR LLC. ABP Trust's principal business is holding shares of capital stock of RMR INC, holding membership interests in RMR LLC and investing in real estate.

The principal business office of each of TRC, RMR LLC, RMR INC and ABP Trust is Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts 02458. Each of TRC, RMR LLC, RMR INC and ABP Trust are organized under the laws of the State of Maryland. The directors of TRC are Jennifer B. Clark, Matthew P. Jordan and Adam D. Portnoy. The directors of RMR INC are Jennifer B. Clark, Ann Logan, Rosen Plevneliev, Adam D. Portnoy, Jonathan Veitch and Walter Watkins. RMR INC is the managing member of RMR LLC.

The executive officers of TRC are: Matthew P. Jordan, President and Chief Executive Officer; Jennifer B. Clark, Executive Vice President, General Counsel and Secretary; Matthew C. Brown, Treasurer and Chief Financial Officer; and Thomas J. Lorenzini, Senior Vice President.

The executive officers of RMR LLC are: Adam D. Portnoy, President and Chief Executive Officer; Jennifer B. Clark, Executive Vice President, General Counsel and Secretary; Matthew P. Jordan, Executive Vice President and Chief Operating Officer; Matthew C. Brown, Executive Vice President, Chief Financial Officer and Treasurer; John G. Murray, Executive Vice President; Christopher J. Bilotto, Executive Vice President; Yael Duffy, Executive Vice President; Lindsey A. Getz, Executive Vice President; and Jeffrey C. Leer, Executive Vice President.

The executive officers of RMR INC are: Adam Portnoy, Managing Director, President and Chief Executive Officer; Jennifer B. Clark, Managing Director, Executive Vice President, General Counsel and Secretary; Matthew P. Jordan, Executive Vice President and Chief Operating Officer; Matthew C. Brown, Executive Vice President, Chief Financial Officer and Treasurer; John G. Murray, Executive Vice President of RMR LLC; Christopher J. Bilotto, Executive Vice President of RMR LLC; Yael Duffy, Executive Vice President of RMR LLC; Lindsey A. Getz, Executive Vice President of RMR LLC; and Jeffrey C. Leer, Executive Vice President of RMR LLC.

The executive officers of ABP Trust are: Adam D. Portnoy, President; Matthew C. Brown, Treasurer; and Jennifer B. Clark, Secretary.

Adam D. Portnoy has a business address at Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts 02458. To the Reporting Persons' knowledge, each of the other individuals listed above has a business address at Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts 02458.

Adam D. Portnoy is principally employed by RMR LLC as its President and Chief Executive Officer. He is also the controlling shareholder of, and the sole trustee of, ABP Trust. To the Reporting Persons' knowledge, each of the other individuals listed above, other than Ann Logan, Rosen Plevneliev, Jonathan Veitch and Walter C. Watkins, are principally employed by RMR LLC in the positions listed above for RMR LLC. Ann Logan, Rosen Plevneliev and Jonathan Veitch are retired. Walter C. Watkins is principally employed by WCW Enterprises, LLC, 500 Griswold Street, Suite #2430, Detroit, Michigan 48226, as principal. Matthew P. Jordan and Adam D. Portnoy are also Managing Trustees of the Issuer and Thomas J. Lorenzini and Matthew C. Brown are also executive officers of the Issuer.
Criminal convictions in the last five years: No Reporting Person and, to the Reporting Persons' knowledge, none of the other individuals listed above, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No Reporting Person and, to the Reporting Persons' knowledge, none of the other individuals listed above, during the last five years, has been party to any civil proceeding which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Adam D. Portnoy and, to the knowledge of the Reporting Persons, each of the other individuals listed above, other than Rosen Plevneliev, is a citizen of the United States. Rosen Plevneliev is a Bulgarian national. TRC and RMR LLC are each a Maryland limited liability company. RMR INC is a Maryland corporation and ABP Trust is a Maryland statutory trust.

## Item 4. Purpose of Transaction
Purpose of transaction:
"Item 4. Purpose of Transaction" of the Schedule 13D is hereby amended by adding the following:

The Issuer announced on October 30, 2025 its intent to conduct an equity rights offering (the "Rights Offering") pursuant to which the Issuer will issue, at no charge, transferable subscription rights (the "Rights") to the Issuer's shareholders of record as of 5:00 p.m., New York City time, on November 10, 2025, entitling the holders of the Rights to subscribe for up to an aggregate of 7,532,861 Common Shares. The Rights will be exercisable at a price per share equal to $8.65 (the "Subscription Price"). The Rights Offering will commence on November 10, 2025 and the Rights will expire at 5:00 p.m., New York City time, on December 4, 2025, unless the offering is extended.

On October 30, 2025, the Issuer and TRC entered into a Rights Offering Backstop Agreement, pursuant to which TRC has agreed to (i) exercise its Rights in full and (ii) upon the completion of the Rights Offering, purchase all of the remaining Common Shares not otherwise subscribed for pursuant to all other rights holders' Rights and over-subscription privileges at the Subscription Price (the "Backstop Commitment"). TRC will not receive any fees or other consideration in connection with the Backstop Commitment.

The foregoing description of the Backstop Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Backstop Agreement, a copy of which is attached hereto as Exhibit 99.1 and incorporated by reference herein.

The information contained in this Amendment No. 2 is not intended, and should not be construed, as part of any "solicitation" process or related purpose, as such term is defined, described, or referenced under title 11 of the United States Code or otherwise. Such information is included in this Amendment No. 2 for the purpose of compliance with Regulation 13D-G under the Securities Exchange Act of 1934, as amended.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
"Item 5. Interest in Securities of the Issuer" of the Schedule 13D is hereby amended and restated as follows:

TRC is the direct record owner of 1,708,058 Common Shares, ABP Trust is the direct record owner of 116,532 Common Shares, and Adam D. Portnoy is the direct record owner of 219,340 Common Shares.

The aggregate number of Common Shares beneficially owned by TRC is 1,708,058, representing approximately 11.3% of the Common Shares outstanding as of October 30, 2025.

Voting and investment power with respect to the Common Shares owned by TRC may be deemed to be shared by RMR LLC, RMR INC, ABP Trust and Adam D. Portnoy. TRC is a direct wholly owned subsidiary of RMR LLC, which is the direct majority owned operating subsidiary of RMR INC. Neither RMR LLC nor RMR INC directly owns any Common Shares. Each of RMR LLC and RMR INC may be deemed to be the beneficial owner of the 1,708,058 Common Shares held by TRC, representing approximately 11.3% of the Common Shares outstanding as of October 30, 2025.

ABP Trust may be deemed to beneficially own an aggregate of 1,824,590 Common Shares, consisting of the 116,532 Common Shares it directly holds and the 1,708,058 Common Shares held by TRC, representing approximately 12.1% of the Common Shares outstanding as of October 30, 2025.

Voting and investment power with respect to the Common Shares beneficially owned by ABP Trust may be deemed to be shared by Adam D. Portnoy as the President, controlling shareholder and sole trustee of ABP Trust. Therefore, Adam D. Portnoy may be deemed to beneficially own an aggregate of 2,043,930 Common Shares, consisting of the 219,340 Common Shares he directly holds and the 1,824,590 Common Shares beneficially owned by ABP Trust, representing approximately 13.6% of the Common Shares outstanding as of October 30, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose:
(i) Sole power to vote or direct the vote:

TRC: 0
RMR LLC: 0
RMR INC: 0
ABP Trust: 0
Adam D. Portnoy: 219,340

(ii) Shared power to vote or direct the vote:

TRC: 1,708,058
RMR LLC: 1,708,058
RMR INC: 1,708,058
ABP Trust: 1,824,590
Adam D. Portnoy: 1,824,590

(iii) Sole power to dispose or to direct the disposition of:

TRC: 0
RMR LLC: 0
RMR INC: 0
ABP Trust: 0
Adam D. Portnoy: 219,340

(iv) Shared power to dispose or to direct the disposition of:

TRC: 1,708,058
RMR LLC: 1,708,058
RMR INC: 1,708,058
ABP Trust: 1,824,590
Adam D. Portnoy: 1,824,590

The percentages of beneficial ownership reported in this Schedule 13D are based on approximately 15,065,722 Common Shares of beneficial interest of the Issuer outstanding as of October 30, 2025, based on information provided by the Issuer.

Jennifer B. Clark, 31,833 Common Shares; Matthew P. Jordan, 83,136 Common Shares; Thomas J. Lorenzini, 24,753 Common Shares; John G. Murray, 21,528 Common Shares, Matthew C. Brown, 14,244 Common Shares, Christopher J. Bilotto, 12,250 Common Shares, Yael Duffy, 9,480 Common Shares, Lindsey A. Getz, 5,981 Common Shares, and Jeffrey C. Leer, 7,165 Common Shares. (20,000-character limit, line endings allowed, no formatting permitted)
Transactions in the class effected during the past sixty days: Except as described in Items 3 and 4, there have been no reportable transactions with respect to the Common Shares within the last 60 days by the Reporting Persons.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
"Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer" of the Schedule 13D is hereby amended by adding the following:

The information contained in Item 4 of this Amendment No. 2 is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
"Item 7. Material to be Filed as Exhibits" of the Schedule 13D is hereby amended by adding the following:

99.5 Rights Offering Backstop Agreement, dated October 30, 2025, by and between Seven Hills Realty Trust and Tremont Realty Capital LLC.

## Signatures
- Tremont Realty Capital LLC: /s/ Matthew C. Brown, Matthew C. Brown, Chief Financial Officer and Treasurer (11/03/2025)
- The RMR Group LLC: /s/ Matthew C. Brown, Matthew C. Brown, Executive Vice President, Chief Financial Officer and Treasurer (11/03/2025)
- The RMR Group Inc.: /s/ Matthew C. Brown, Matthew C. Brown, Executive Vice President, Chief Financial Officer and Treasurer (11/03/2025)
- ABP Trust: /s/ Matthew C. Brown, Matthew C. Brown, Treasurer (11/03/2025)
- Adam D. Portnoy: /s/ Adam D. Portnoy, Adam D. Portnoy (11/03/2025)